SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

01 September, 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:   1.      Director/PDMR Shareholding announcement made on 1 August 2008

Enclosures:   2.      Transaction in Own Shares announcement made on 5 August 2008

Enclosure:    3.       Director/PDMR Shareholding announcement made on 5 August 2008

Enclosure:    4.       Transaction in Own shares announcement made on 5 August 2008

Enclosure:    5.       Transaction in Own Shares announcement made on 12 August 2008

Enclosure:    6.       Transaction in Own Shares announcement made on 14 August 2008

Enclosure:    7.       Transaction in Own Shares announcement made on 19 August 2008

Enclosure:    8.       Transaction in Own Shares announcement made on 20 August 2008

Enclosure:    9.       Director/PDMR Shareholding announcement made on 21 August 2008

Enclosure:  10.       Transaction in Own Shares announcement made on 22 August 2008

Enclosure:  11.       Transaction in Own Shares announcement made on 26 August 2008

Enclosure:  12.       Transaction in Own Shares announcement made on 27 August 2008

Enclosure:  13.       Total Voting Rights announcement made on 29 August 2008

Enclosure 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
HANIF LALANI
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
NOTIFICATION RELATES ONLY TO HANIF LALANI
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
NOTIFICATION IS IN RESPECT TO THE PERSONAL HOLDING OF HANIF LALANI
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
HANIF LALANI
8 State the nature of the transaction
PURCHASE OF SHARES
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
HANIF LALANI
 - 58,515
ORDINARY SHARES
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
NIL
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
170.8954P PER SHARE
14. Date and place of transaction
1 AUGUST 2008, UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
HANIF LALANI
PERSONAL HOLDING:
SHARES

-

1
69
,
812
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
397
,
065
BT GROUP INCENTIVE SHARE PLAN: SHARES

-

1,137,785
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
195
,
889
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
8
,
994
 SHARES.

1
6. Date issuer informed of transaction
s
1 AUGUST 2008
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
1 AUGUST 2008
END

Enclosure 2
Tuesday 5 August 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 32,674 ordinary shares at a minimum price of 146 pence per share and a maximum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 489,288,820 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,661,938,209.

The above figure (7,661,938,209) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
IAN LIVINGSTON
FRANCOIS BARRAULT
SALLY DAVIS
HANIF LALANI
ROEL LOUWHOFF
GAVIN PATTERSON
AL-NOOR RAMJI
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
ILFORD TRUSTEES (JERSEY) LIMITED
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
VESTING

OF AWARDS
OF SHARES UNDER THE
DEFERRED BONUS PLAN
 AND SALES OF SHARES TO COVER TAX DUE ON VESTING
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
ILFORD TRUSTEES (JERSEY) LIMITED
8 State the nature of the transaction
VESTING OF AWARDS OF SHARES UNDER THE DEFERRED BONUS PLAN AND SALES OF SHARES TO COVER TAX DUE ON VESTING
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
IAN LIVINGSTON
SHARES
VESTED
UNDER THE DEFERRED BONUS PLAN -
50,402

FRANCOIS BARRAULT
SHARES
VESTED
UNDER THE DEFERRED BONUS PLAN -
58,882

SALLY DAVIS
SHARES
VESTED
UNDER THE DEFERRED BONUS PLAN -
22,129

HANIF LALANI
SHARES
VESTED
UNDER THE DEFERRED BONUS PLAN -
34,759

ROEL LOUWHOFF
SHARES
VESTED
UNDER THE DEFERRED BONUS PLAN -
34,405

GAVIN PATTERSON
SHARES
VESTED
UNDER THE DEFERRED BONUS PLAN -
30,991

AL-NOOR RAMJI
SHARES
VESTED
UNDER THE DEFERRED BONUS PLAN -
47,762

1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
IAN LIVINGSTON
SHARES SOLD TO COVER TAX DUE ON DBP VESTING -
20,707

SALLY DAVIS
SHARES SOLD TO COVER TAX DUE ON DBP VESTING -
9,092

HANIF LALANI
SHARES SOLD TO COVER TAX DUE ON DBP VESTING -
14,280

GAVIN PATTERSON
SHARES SOLD TO COVER TAX DUE ON DBP VESTING -
12,732

AL-NOOR RAMJI
SHARES SOLD TO COVER TAX DUE ON DBP VESTING -
19,622

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
DBP
VESTING PRICE AND SALE FOR TAX PURPOSES
:
£1.
722986
14. Date and place of transaction
VESTING AND SALES -
4 AUGUST
 2008 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
IAN LIVINGSTON
PERSONAL HOLDING
:
S
HARES -
 598,191
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
 473,914
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
1,851,309
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER
6,250

SHARES.

FRANCOIS BARRAULT
PERSONAL HOLDING
:
SHARES
 -
525,811
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
322,993
BT GROUP INCENTIVE SHARE PLAN:

SHARES
 -
 1,214,497
BT GROUP RETENTION SHARE PLAN: SHARES
 -
169,851
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
362,500
  SH
ARES
BT GROUP INTERNATIONAL EMPLOYEE S
HARESAVE SCHEME
: OPTION OVER
3,606
 SHARES

SALLY DAVIS
PERSONAL HOLDING
:
SHARES

-

109,331
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
216,851
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -

371,003
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
343,732
  S
HARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198
 SH
ARES.

HANIF LALANI
PERSONAL HOLDING:
SHARES

-

190,291
BT GROUP DEFERRED BONUS PLAN: SHARES

- 362,306
BT GROUP INCENTIVE SHARE PLAN: SHARES

-

1,137,785
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
195,889
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
8,994
 SHARES.

ROEL LOUWHOFF
PERSONAL HOLDING
:
S
HARES -
1
37
,
946
BT GROUP DEFERRED BONUS PLAN: SHARES
 - 2
23
,
963
BT GROUP INCENTIVE SHARE PLAN: SHARES
 - 631,812
BT GROUP RETENTION SHARE PLAN: SHARES
-

133,976

GAVIN PATTERSON
PERSONAL HOLDING
: SHARES
 -
2
52
,
317
BT GROUP DEFERRED BONUS PLAN: SHARES
  -
2
80
,
409
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
8
8
9
,
377
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98
,
178
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198
SHARES.

AL-NOOR RAMJI
PERSONAL HOLDING
:
S
HARES -
321
,
111
BT GROUP DEFERRED BONUS PLAN: SHARES
 - 2
37
,
887
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
632
,
002
BT GROUP RETENTION SHARE PLAN: SHARES - 131,297
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198
SHARES.

1
6. Date issuer informed of transaction
s
5
 AUGUST
2008
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
5
 AUGUST

200
8
END

Enclosure 4
Tuesday 5 August 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
2,080,992
 ordinary shares at a m
arket
price of
172.2986
 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 48
7
,
207
,
828
 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,66
4
,
019
,
201
.

The above figure (7,66
4
,
019
,
201
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5
Tuesday
12
 August 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
35,006
 ordinary shares at a minimum price of 146 pence per share and a maximum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 487,172,822 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,664,054,207.

The above figure (7,664,054,207) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 6
Thursday
14
August 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
74,214,159
 ordinary shares at a minimum price of
154
pence per share and a maximum price of
192

pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds
412
,
958
,
663

ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is
7
,
738
,
268
,
366
.

The above figure (
7
,
738
,
268
,
366
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 7
T
ues
day
19
August 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
1,789,577
 ordinary shares at a minimum price of
146
pence per share and a maximum price of
192

pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds
411,169,086

ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is
7
,
740,057,943
.

The above figure (
7
,740,057,943
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 8
Wednesday
20
August 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
10,340 ordinary shares at the
 price of
1
54

pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds
411,1
58,746

ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is
7
,
740,0
68
,
283
.

The above figure (
7
,740,0
68
,
283
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
IAN LIVINGSTON
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
NOTIFICATION ONLY RELATES TO IAN LIVINGSTON
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
NOTIFICATION IS IN RESPECT OF THE PERSONAL HOLDING OF IAN LIVINGSTON
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
IAN LIVINGSTON
8 State the nature of the transaction
PURCHASE
 OF ORDINARY SHARES
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
IAN LIVINGSTON -
61,092
 ORDINARY SHARES
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
DEALT PRICE: GBP 1.62854
14. Date and place of transaction
PURCHASE
 -
21
 AUGUST
 2008 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
IAN LIVINGSTON
PERSONAL HOLDING
:
S
HARES -

659
,
283
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
 473,914
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
1,851,309
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER
6,250

SHARES.

1
6. Date issuer informed of transaction
s
21
 AUGUST
2008
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
WILL STRINGER
 - 020
77 77 6514
Name and signature of duly authorised officer of
issuer
 responsible for making notification
WILL STRINGER
Date of notification
21
 AUGUST

200
8
END

Enclosure 10
Fri
day

2
2

August 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
438,966
 ordinary shares
at a minimum price of 159 pence per share and a maximum price of 179 pence per share
. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds
410
,
719
,
780

ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is
7
,
740,
507,249
.

The above figure (
7
,740,507,249
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 11
Tuesday 26 August 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 61,580 ordinary shares at a price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 410,658,200 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,740,568,829.

The above figure (7,740,568,829) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 12
Wednesday 27 August 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 29,141 ordinary shares at a price of 146 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 410,629,059 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,740,597,970.

The above figure (7,740,597,970) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

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Enclosure 13

Friday 29 August 2008

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 29 August 2008, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held
410
,
629
,
059
 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,
740
,
597
,
970
.
The above figure (
7,
740
,
597
,
970
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 01 September, 2008